UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

OvaScience, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69014Q 101

(CUSIP Number)

Michelle Dipp, M.D., Ph.D.

Longwood Fund Management

Prudential Tower, Suite 1555

800 Boylston Street

Boston, Massachusetts 02199

(617) 351-2590

With a copy to:

William C. Hicks, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69014Q 101

(1)	Names of Reporting Persons Longwood Fund, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 3,820,571

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 3,820,571

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,820,571

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.8%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 69014Q 101

(1)	Names of Reporting Persons Longwood Fund GP, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 3,820,571

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 3,820,571

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,820,571

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.8%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 69014Q 101

(1)	Names of Reporting Persons Christoph Westphal, M.D., Ph.D.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF, PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 710,855

	(8)	Shared Voting Power 3,820,571

	(9)	Sole Dispositive Power 710,855

	(10)	Shared Dispositive Power 3,820,571

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,531,426

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 18.8%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 69014Q 101

(1)	Names of Reporting Persons Richard Aldrich

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF, PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 535,373

	(8)	Shared Voting Power 3,996,052

	(9)	Sole Dispositive Power 535,373

	(10)	Shared Dispositive Power 3,996,052

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,531,425

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 18.8%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 69014Q 101

(1)	Names of Reporting Persons Michelle Dipp, M.D., Ph.D.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF, PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 880,232

	(8)	Shared Voting Power 3,820,571

	(9)	Sole Dispositive Power 880,232

	(10)	Shared Dispositive Power 3,820,571

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,700,803

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 19.5%

(14)	Type of Reporting Person (See Instructions) IN

Item 1.                       Security and Issuer

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2013 (the “Initial Filing”), as amended by the Schedule 13D/A filed with the SEC on March 28, 2013 (the “Schedule 13D”), by Longwood Fund, L.P. (the “Fund”), Longwood Fund GP, LLC, Christoph Westphal, M.D., Ph.D., Richard Aldrich, Michelle Dipp, M.D., Ph.D., and Jonathan Tilly, Ph.D. (collectively, with the exception of Jonathan Tilly, Ph.D., the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of OvaScience, Inc., a Delaware corporation (the “Issuer”).  Except as expressly set forth herein, there have been no changes to in the information set forth in the Schedule 13D.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.                       Identity and Background.

(a)                                 Item 2(a) is hereby amended as follows: Jonathan Tilly, Ph.D., is no longer a Reporting Person due to the termination of the applicable provisions of that certain Voting Agreement, dated March 29, 2012, by and between the Issuer and the parties thereto, which termination occurred upon the conversion of the Issuer's preferred stock into common stock in August 2012.

(c)                                  Item 2(c) is hereby amended as follows: Dr. Westphal is no longer the chief executive officer of Verastem, Inc.

Item 3.                       Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to append the following:

On December 5, 2012, Dr. Dipp was granted stock options, which vest in installments of 21,207 shares of Common Stock every three months after December 31, 2012.  21,207 of such stock options will vest on March 31, 2014, and therefore, Dr. Dipp is deemed to have beneficial ownership over such shares as of the date of this filing. Such stock options were granted to Dr. Dipp at no cost.

On June 7, 2013, each of Dr. Westphal and Mr. Aldrich were granted stock options, which vest in installments of 370 or 371 shares of Common Stock per month commencing on June 7, 2013.  371 and 370 of such stock options will vest on each of April 7, 2014, and May 7, 2014, respectively, and therefore each of Dr. Westphal and Mr. Aldrich is deemed to have beneficial ownership over such shares as of the date of this filing.  Such stock options were granted to Dr. Westphal and Mr. Aldrich at no cost.

On September 11, 2013, the Christoph H. Westphal Revocable Trust of 2007 purchased 4,850 shares of Common Stock at a purchase price of $10.53 per share.  Such shares were acquired with the personal funds of Dr. Westphal.

On September 11, 2013, the Richard H. Aldrich 2005 Revocable Trust purchased 4,850 shares of Common Stock at a purchase price of $10.54 per share.  Such shares were acquired with the personal funds of Mr. Aldrich.

19,230 of the restricted stock units of the Issuer that were granted to Dr. Dipp on December 5, 2012, vested on December 31, 2013. An additional 16,026, 16,025, and 16,026 of the restricted stock units of the Issuer that were granted to Dr. Dipp on December 5, 2012, vested on June 30, 2013, September 30, 2013, and December 31, 2013, respectively.  A further 16,026 of the restricted stock units of the Issuer will vest on March 31, 2014, and therefore Dr. Dipp is deemed to have beneficial ownership over such shares as of the date of this filing.  The restricted stock units were granted to Dr. Dipp at no cost. In each instance of vesting of Dr. Dipp’s restricted stock units, the Issuer withheld shares of Common Stock to satisfy the minimum statutory tax withholding requirements.

On the following dates, Dr. Dipp purchased the following numbers of shares of Common Stock pursuant to a Rule 10b5-1 trading plan at the following prices: on November 18, 2013, Dr. Dipp purchased 400 shares of Common Stock at $9.10 per share; on December 23, 2013, Dr. Dipp purchased 300 shares of Common Stock at $9.10 per share; and on January 27, 2014, Dr. Dipp purchased 300 shares of Common Stock at $9.63 per share.  Such shares were acquired with the personal funds of Dr. Dipp.

On March 7, 2014, the Fund purchased 100,000 shares of Common Stock at a purchase price of $10.00 per share, for an aggregate purchase price of $1,000,000, pursuant to the Issuer’s Registration Statement on Form S-3, which was declared effective by the SEC on September 10, 2013, as supplemented by a Preliminary Prospectus Supplement, dated March 3, 2014, and a Prospectus Supplement, dated March 4, 2014 (the “Offering”).  The working capital of the Fund was the source of funds for the purchase of such shares.

Item 4.                       Purpose of Transaction.

Item 4 is hereby amended to delete the second and fourth paragraphs of the Initial Filing and to add the following paragraph:

In March 2014, each of Dr. Dipp and the Richard H. Aldrich 2005 Revocable Trust adopted Rule 10b5-1 trading plans relating to the Common Stock, and from time to time, each of Dr. Dipp and such trust may acquire additional securities of the Issuer under such plans.

Item 5.                       Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The percentage of Common Stock reported beneficially owned by each Reporting Person is determined in accordance with SEC rules and is based upon 23,603,081 shares of the Issuer’s Common Stock outstanding as of March 7, 2014, immediately following the consummation of the Offering.  The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

A.                                    Longwood Fund, L.P.

(a)                                 At the close of business on March 7, 2014, the Fund beneficially owned 3,820,571 shares of Common Stock, representing a beneficial ownership of approximately 15.8% of the outstanding Common Stock.  All such shares are directly held by the Fund.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	3,820,571
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	3,820,571

B.                                    Longwood Fund GP, LLC

(a)                                 At the close of business on March 7, 2014, the General Partner beneficially owned 3,820,571 shares of Common Stock, representing a beneficial ownership of approximately 15.8% of the outstanding Common Stock.  All such shares are directly held by the Fund.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	3,820,571
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	3,820,571

C.                                    Christoph Westphal, M.D., Ph.D.

(a)                                 At the close of business on March 7, 2014, Christoph Westphal, M.D., Ph.D., beneficially owned 4,531,426 shares of Common Stock, representing a beneficial ownership of approximately 18.8% of the outstanding Common Stock.  705,264 of these shares are held by Dr. Westphal personally, 4,850 of these shares are held by the Christoph H. Westphal Revocable Trust of 2007, 741 are options to purchase Common Stock that vest within 60 days of March 7, 2014, and 3,820,571 are held by the Fund.  Dr. Westphal is the trustee of the Christoph H. Westphal Revocable Trust of 2007, and he exercises voting and investment power of the shares of record held by such trust.

(b)	1. Sole power to vote or direct vote:	710,855
	2. Shared power to vote or direct vote:	3,820,571
	3. Sole power to dispose or direct the disposition:	710,855
	4. Shared power to dispose or direct the disposition:	3,820,571

D.                                    Richard Aldrich

(a)                                At the close of business on March 7, 2014, Richard Aldrich beneficially owned 4,531,425 shares of Common Stock, representing a beneficial ownership of approximately 18.8% of the outstanding Common Stock.  529,782 of these shares are held by Mr. Aldrich personally, 175,481 are held by the Richard H. Aldrich Irrevocable Trust of 2011, 4,850 are held by the Richard H. Aldrich 2005 Revocable Trust, 741 are options to purchase Common Stock that vest within 60 days of March 7, 2014, and 3,820,571 are held by the Fund.  Mr. Aldrich is the trustee of the Richard H. Aldrich 2005 Revocable Trust, and he exercises voting and investment power of the shares of record held by such trust. Mr. Aldrich’s spouse is the trustee of the Richard H. Aldrich Irrevocable Trust of 2011, and she exercises voting and investment power over the shares of record held by such trust.

(b)	1. Sole power to vote or direct vote:	535,373
	2. Shared power to vote or direct vote:	3,996,052
	3. Sole power to dispose or direct the disposition:	535,373
	4. Shared power to dispose or direct the disposition:	3,996,052

E.                                    Michelle Dipp, M.D., Ph.D.

(a)                                 At the close of business on March 7, 2014, Michelle Dipp, M.D., Ph.D. beneficially owned 4,700,803 shares of Common Stock, representing a beneficial ownership of approximately 19.5% of the outstanding Common Stock. 842,999 of these shares are held by Dr. Dipp directly, 16,025 of these shares are restricted stock units that vest within 60 days of March 7, 2014, 21,207 of these shares are options to purchase Common Stock that vest within 60 days of March 7, 2014, and 3,820,571 of these shares are held by the Fund.

(b)	1. Sole power to vote or direct vote:	880,232
	2. Shared power to vote or direct vote:	3,820,571
	3. Sole power to dispose or direct the disposition:	880,232
	4. Shared power to dispose or direct the disposition:	3,820,571

(c)                                  As described in Item 3.

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following paragraphs are hereby added to Item 6:

In connection with the Offering, the Fund, Dr. Dipp, Dr. Westphal, and Mr. Aldrich entered into agreements with the underwriters of the Offering pursuant to which each of the Fund, Dr. Dipp, Dr. Westphal, and Mr. Aldrich agreed not to do the following during the period ending 60 days after March 4, 2014:

•                  offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of the Common Stock or securities convertible into or exercisable or exchangeable for common stock;

•                  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise; or

•                  without the prior written consent of Leerink Partners LLC, the representative of the underwriters, make any demand for or exercise any right with respect to, the registration of any shares of the Common Stock or any security convertible into or exercisable or exchangeable for the Common Stock.

In March 2014, each of Dr. Dipp and the Richard H. Aldrich 2005 Revocable Trust adopted Rule 10b5-1 trading plans relating to the Common Stock, and from time to time, each of Dr. Dipp and such trust may acquire additional securities of the Issuer under such plans.

Item 7.                       Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement
99.2

Amended and Restated Investors’ Rights Agreement, dated March 29, 2012, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form 10 (SEC File No. 000-54647), filed by the Issuer on April 11, 2012).

99.3

Form of Amended and Restated Restricted Stock Agreement between the Registrant and each of Michelle Dipp and Christoph Westphal (incorporated by reference to Exhibit 10.8 to the Issuer’s Registration Statement on Form 10 (SEC File No. 000-54647), filed by the Issuer on April 11, 2012).

99.4

Amended and Restated Restricted Stock Agreement between the Registrant, Richard Aldrich and the Richard H. Aldrich Irrevocable Trust of 2011, dated March 29, 2012 (incorporated by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form 10 (SEC File No. 000-54647), filed by the Issuer on April 11, 2012).

99.5

Registration Rights Agreement, dated March 12, 2013, by and among the Company and the persons party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on March 14, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: March 19, 2014

LONGWOOD FUND, L.P.
By:	Longwood Fund GP, LLC, a
Delaware limited liability company and
general partner of Longwood Fund, L.P.

By:	/s/ Michelle Dipp
Michelle Dipp, M.D., Ph.D., Manager

LONGWOOD FUND GP, LLC

By:	/s/ Michelle Dipp
Michelle Dipp, M.D., Ph.D., Manager

/s/ Christoph Westphal
Christoph Westphal, M.D., Ph.D.

/s/ Richard Aldrich
Richard Aldrich

/s/ Michelle Dipp
Michelle Dipp, M.D., Ph.D.